FORM N-8F


                             Filed on June 18, 2004


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

I.    General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

      [X]   Merger

      [_]   Liquidation

      [_]   Abandonment of Registration

      (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form).

      [_]   Election of status as a Business Development Company

      (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund: The Bear Stearns Funds ("Applicant").

3.    Securities and Exchange Commission File No: 811-8798

4.    Is this an initial Form N-8F or an amendment to a previously filed Form
      N-8F?

      [X]   Initial Application     [_]   Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

      383 Madison Avenue
      New York, New York 10179

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

      George P. Attisano
      Kramer Levin Naftalis & Frankel LLP
      919 Third Avenue
      New York, NY 10022
      (212) 715-9555

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2].

      Frank J. Maresca
      Bear Stearns Funds Management Inc.
      383 Madison Avenue
      New York, New York 10179
      212-272-2093

            (Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.)

8.    Classification of fund (check only one):

      [X]   Management Company;

      [_]   Unit investment trust; or

      [_]   Face-amount certificate company.


9. Subclassification if the fund is a management company (check only one):

      [X]   Open-end                [_]   Closed-end


10. State law under which the fund was organized or formed (e.g. Delaware, Massachusetts):

      Commonwealth of Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         Investment Adviser:        Bear Stearns Asset Management Inc.
         ------------------         383 Madison Avenue
                                    New York, New York 10179

         Former Investment Adviser: N/A
         -------------------------


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

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                  Bear, Stearns & Co. Inc.
                  383 Madison Avenue
                  New York, New York 10179

13.   If the fund is a unit investment trust ("UIT") provide:

      (a)   Depositor's name(s) and address(es): N/A

      (b)   Trustee's name(s) and address(es): N/A


14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

      [_]   Yes                     [X]   No

      If Yes, for each UIT state:
                  Name(s):

                  File No.: 811- _______

Business Address:

15.   (a)   Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X]   Yes    [_]   No

            If Yes, state the date on which the board vote took place: November 17, 2003

            If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X]   Yes    [_]   No

            If Yes, state the date on which the shareholder votes took place:
            March 11, 2004 and April 8, 2004

            If No, explain:

II.   Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

      [X]   Yes    [_]    No

      (a)   If Yes, list the date(s) on which the fund made those distributions:

            April 30, 2004

      (b)   Were the distributions made on the basis of net assets?

            [X] Yes     [_]   No

      (c)   Were the distributions made pro rata based on share ownership?

            [X] Yes     [_]   No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A

      (e)   Liquidations only:

            Were any distributions to shareholders made in kind? N/A

            [_] Yes     [_]   No

                  If Yes, indicate the percentage of fund shares owned by
            affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only:

      Has the fund issued senior securities? N/A

      [_]   Yes    [_]    No    N/A

      If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders?

      [X]   Yes    [_]    No

      If No,

      (a) How many shareholders does the fund have as of the date this form is filed?

      (b)   Describe the relationship of each remaining shareholder to the fund:


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

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [_]   Yes    [X]    No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  Assets and Liabilities

20.   Does the fund have any assets as of the date this form is filed?

      (See question 18 above)

      [_]   Yes    [X]    No

      If Yes,


      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)   Why has the fund retained the remaining assets?

      (c)   Will the remaining assets be invested in securities?

            [_] Yes     [_]   No


21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

      [_]   Yes    [X]    No

      If Yes,

      (a)   Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?


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

      IV.   Information About Event(s) Leading to Request For Deregistration

22.   (a)   List the expenses incurred in connection with the Merger or
            Liquidation:

            (i)   Legal expenses:                               $183,499

            (ii)  Accounting expenses: (approx.)                  74,000

            (iii) Other expenses (list and identify separately):

                  Proxy - Printing                           $   177,410
                  Transfer Agent Expenses                         63,809
                  Proxy - Mailing                                515,569
                  Blue Sky Termination Fees                       23,412
                  Proxy Solicitation Fees                        573,107
                  -----------------------                        -------
                  Total Other Expenses                       $ 1,353,307
            (iv)  Total expenses (sum of lines
                  (i)-(iii) above):                          $ 1,610,806

      (b)   How were those expenses allocated?

            The expenses of the Merger were borne by the Adviser and the investment adviser of the acquiring funds, The Dreyfus Corporation.

      (c)   Who paid those expenses?

            See answer to Item 22(b), immediately above.

      (d)   How did the fund pay for unamortized expenses (if any)?

            N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [_]   Yes    [X]    No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    Conclusion of Fund Business

24.   Is the fund a party to any litigation or administrative proceeding?

      [_]   Yes    [X]    No


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

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [  ]     Yes               [X]     No

      If Yes, describe the nature and extent of those activities:


VI.   Mergers Only

26.   (a)   State the name of the fund surviving the Merger:

            Applicant's series merged into series of four investment companies managed by The Dreyfus Corporation, as shown in the following table.

-------------------------------- ---------------------------------------------------- -----------------------------------------
Applicant Portfolio              Corresponding Dreyfus Fund                           Dreyfus Investment Company
-------------------------------- ---------------------------------------------------- -----------------------------------------
S&P STARS                        Dreyfus Premier S&P STARS Fund                       Dreyfus Premier Manager Funds I
-------------------------------- ---------------------------------------------------- -----------------------------------------
S&P STARS Opportunities          Dreyfus Premier S&P STARS Opportunities Fund         Dreyfus Premier Manager Funds I
-------------------------------- ---------------------------------------------------- -----------------------------------------
Intrinsic Value                  Dreyfus Premier Intrinsic Value Fund                 Dreyfus Premier Manager Funds I
-------------------------------- ---------------------------------------------------- -----------------------------------------
The Insiders Select Fund         Dreyfus Premier Intrinsic Value Fund                 Dreyfus Premier Manager Funds I
-------------------------------- ---------------------------------------------------- -----------------------------------------
Small Cap Value                  Dreyfus Premier Future Leaders Fund                  Dreyfus Growth & Value Funds, Inc.
-------------------------------- ---------------------------------------------------- -----------------------------------------
Alpha Growth                     Dreyfus Premier Alpha Growth Fund                    Dreyfus Premier Manager Funds I
-------------------------------- ---------------------------------------------------- -----------------------------------------
International Equity             Dreyfus Premier International Value Fund             Dreyfus Growth & Value Funds, Inc.
-------------------------------- ---------------------------------------------------- -----------------------------------------
High Yield Total Return          Dreyfus Premier Limited Term High Yield Fund         The Dreyfus/Laurel Funds Trust
-------------------------------- ---------------------------------------------------- -----------------------------------------
Income                           Dreyfus Premier Core Bond Fund                       Dreyfus Premier Fixed Income Funds
-------------------------------- ---------------------------------------------------- -----------------------------------------
Prime Money Market               Bear Stearns Prime Money Market Fund                 Dreyfus Premier Manager Funds I
-------------------------------- ---------------------------------------------------- -----------------------------------------


      (b) State the Investment Company Act file number of the funds surviving the Merger:

            This information is shown in the following table.

            ----------------------------------------- -----------------------------------
            Dreyfus Investment Company                Investment Company Act File Nos.
            ----------------------------------------- -----------------------------------
            Dreyfus Premier Manager Funds I           811-21386
            ----------------------------------------- -----------------------------------
            Dreyfus Growth & Value Funds, Inc.        811-07123
            ----------------------------------------- -----------------------------------
            The Dreyfus/Laurel Funds Trust            811-00524
            ----------------------------------------- -----------------------------------
            Dreyfus Premier Fixed Income Funds        811-04748
            ----------------------------------------- -----------------------------------

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file numbers, form type used and date the agreement was filed:

                  This information is shown in the following table.


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


            ------------------------------------------------ ----------------- ---------- ---------------------------
            Dreyfus Investment Company                       File No.          Form Type  Date Filed
            ------------------------------------------------ ----------------- ---------- ---------------------------
            Dreyfus Premier Manager Funds I                  333-111097        N-14       December 11, 2003
            ------------------------------------------------ ----------------- ---------- ---------------------------
            Dreyfus Growth & Value Funds, Inc.               333-111098        N-14       December 11, 2003
            ------------------------------------------------ ----------------- ---------- ---------------------------
            The Dreyfus/Laurel Funds Trust                   333-111095        N-14       December 11, 2003
            ------------------------------------------------ ----------------- ---------- ---------------------------
            Dreyfus Premier Fixed Income Funds               333-111099        N-14       December 11, 2003
            ------------------------------------------------ ----------------- ---------- ---------------------------


      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

      The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940, as amended, on behalf of Applicant; (ii) he is Chairman of the Board of Trustees of The Bear Stearns Funds; and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                             THE BEAR STEARNS FUNDS


                             /s/ Michael Minikes
                             ---------------------------------------------
                             Michael Minikes
                             Chairman of the Board of Trustees

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